
September 10, 2013

By E-mail
Mr. Benny Powell
  Chief Executive Officer
Red Giant Entertainment, Inc.
614 Highway 50, Suite 235
Clermont, Florida 34711

> **Re: Red Giant Entertainment, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 9, 2013, as amended April 15, 2013, August 22, 2013 and August 28, 2013**
> **File No. 001-34039**

Dear Mr. Powell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A Filed August 22, 2013, as amended August 28, 2013

Item 4.01 Changes in Registrant's Certifying Accountant

1.   We have reviewed your amended Item 4.01 Forms 8-K filed on August 22, 2013 and August 28, 2013, along with your supplemental response letter dated August 22, 2013. We note that your response to our prior comment number 3, which response you describe as attachments of Exhibit A and Exhibit B, has not been filed on EDGAR. Please re-file your supplemental response letter dated August 22, 2013 in its entirety to include the supplemental information described as Exhibit A and Exhibit B. Upon filing of this information, we may have additional comment on disclosures provided in previously filed documents for the applicable periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328 if you have any questions on the above.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant